

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2016

William D. Green
Chief Executive Officer
GTY Technology Holdings, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144

> **Re:     GTY Technology Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 23, 2016**
> **CIK No. 0001682325**

Dear Mr. Green:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.     Please confirm that your cover page will be limited to one page, as required by Item 501 of Regulation S-K.

3.     Please monitor your requirement to provide updated financial information in accordance with Rule 3-12 of Regulation S-X.

Notes to Financial Statements, page F-7

4.      Please disclose the actual date through which subsequent events have been evaluated.  Please also disclose whether that date is the date the financial statements were issued or available to be issued.  Refer to ASC 855-10-50-1 for guidance.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction